SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                  UNDER THE SECURITIES EXCHANGE OF ACT OF 1934

                         FOR THE MONTH OF NOVEMBER, 2004

                      COMMISSION FILE NO. 0-24209/333-67751

                              SMARTIRE SYSTEMS INC.
                         SUITE #150, 13151 VANIER PLACE
                           RICHMOND, BRITISH COLUMBIA
                                 CANADA V6V 2J1

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                           Form 20-F |_|  Form 40-F |_|

The registrant is a foreign private issuer entitled to file annual reports on Form 20-F. However, the registrant voluntarily files annual reports on Form 10-KSB and quarterly reports on Form 10-QSB.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|  No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.)

                              SMARTIRE SYSTEMS INC.
                         Suite #150, 13151 Vanier Place
                   Richmond, British Columbia, Canada V6V 2J1

                              SMARTIRE SYSTEMS INC.
                         Suite #150, 13151 Vanier Place
                   Richmond, British Columbia, Canada V6V 2J1

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

On Friday, December 10, 2003, SmarTire Systems Inc. (the "Company") will hold its 2004 Annual and Special Meeting of Shareholders (the "Meeting") at the Westin Bayshore/President's Room, 1601 Bayshore Drive, Vancouver, British Columbia, V6G 2V4, Canada. The Meeting will begin at 9:00 a.m., Vancouver time.

At the Meeting, the Shareholders will be asked:

1.    To receive and consider the Report of the Directors to the Shareholders;

2. To receive and consider the financial statements of the Company together with the auditor's report thereon for the fiscal year ended July 31, 2004;

3. To appoint the auditor for the Company to hold office until the next annual meeting of the Company;

4. To authorize the directors to fix the remuneration to be paid to the auditors;

5. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at five (5);

6. To elect directors to hold office until the next annual meeting of the Company;

7. To consider and, if thought fit, to approve the formal stock incentive plan (the "2004 US Stock Incentive Plan") providing for the granting to eligible employees, directors, officers and consultants of the Company or any Related Entity (as defined in the 2004 US Stock Incentive Plan) who are resident in the United States and/or subject to taxation in the United States, such incentive awards as the Board of Directors or a committee of the Board of Directors appointed to administer the 2004 US Stock Incentive Plan may from time to time approve, provided that:

      a.    The awards may consist of:

                  (i) Common Shares or cash, or a combination of Common Shares, cash or other securities, earned in whole or in part upon the attainment of performance criteria that may from time to time be established by the Board of Directors or by a committee of the Board of Directors, or

                  (ii) Stock options, stock appreciation rights, restricted stock and/or certain other rights and benefit; and

      b. The maximum number of Common Shares of the Company that will be issuable pursuant to all awards granted under the 2004 US Stock Incentive Plan will be 3,000,000;

8. To consider, and if thought fit, to approve the following special resolution amending the restated articles of incorporation of the Company to change the authorized number of Common Shares of the Company from 300,000,000 Common Shares without par value to an unlimited number of Common Shares without par value:

            "BE IT RESOLVED, as a special resolution, that:

                  1. the Restated Articles of Incorporation of the Company be amended to increase the authorized number of Common Shares of the Company from 300,000,000 Common Shares without par value to an unlimited number of Common Shares without par value;

                  2. Schedule "A" to the Restated Articles of Incorporation of the Company be amended accordingly, by deleting the first paragraph thereof and substituting therefore the following:

                        'THE CORPORATION IS AUTHORIZED TO ISSUE AN UNLIMITED NUMBER OF COMMON SHARES WITHOUT PAR VALUE, AND 100,000 PREFERRED SHARES WITHOUT PAR VALUE, WHICH HAVE THE FOLLOWING RIGHTS AND conditions:'

                  3. the board of directors of the Company may elect to revoke this special resolution before it is acted on without further approval of the shareholders; and

                  4. any director or officer of the Company be and is hereby authorized to execute and deliver, for and on behalf of the Company, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution."; and

Your Board of Directors recommends that you vote in favor of the proposals outlined in this Proxy Statement and Information Circular.

At the Meeting, the Company will also report on its fiscal 2004 business results and other matters of interest to Shareholders.

A Proxy Statement and Information Circular and Proxy Form accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Board of Directors has fixed October 22, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Proxy Form because you own shares registered in different names or addresses, each Proxy Form should be completed and returned. The completed form of proxy must be received by Pacific Corporate Trust Company not later than 48 hours prior to the commencement of the Meeting (OR any adjournments thereof). at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or by fax at (604) 689-8144.

You may also vote your shares not later than 48 hours prior to the commencement of the Meeting (or any adjournments thereof) through Pacific Corporate Trust Company's Internet or Telephone Voting Services. Internet voting can be completed online at http://www.stocktronics.com/webvote. Telephone voting can be completed by calling 1-888-Tel-Vote (1-888-835-8683). If you choose to vote your shares through the Internet or Telephone Voting Services, you will be required to provide your confidential personal identification number (PIN) specified on the enclosed Proxy Form.

The Chairman of the Meeting has the discretion to accept proxies filed, or votes effected through the Internet or Telephone Voting Services, less than 48 hours prior to the commencement of the Meeting (or any adjournments thereof).

DATED at Richmond, British Columbia, this 8th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS


/s/ ROBERT V. RUDMAN
------------------------------------
ROBERT V. RUDMAN,
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

PLEASE VOTE.YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

                              SMARTIRE SYSTEMS INC.
                            #150, 13151 VANIER PLACE,
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 2J1

                    PROXY STATEMENT AND INFORMATION CIRCULAR

                IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING
                         TO BE HELD ON DECEMBER 10, 2004

             (As at October 15, 2004 except as otherwise indicated)

MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders (the "Shareholders") by the Board of Directors of SmarTire Systems Inc. (the "Company") in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual and Special Meeting (the "Meeting") of the Shareholders to be held at 9:00 a.m. (Vancouver time) on Thursday, December 10, 2004, at the Westin Bayshore/President's Room, 1601 Bayshore Drive, Vancouver, British Columbia, V6G 2V4, Canada, or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting").

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principal authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

References in this Proxy Statement and Information Circular to "Shareholder" or "Shareholders" are references to the holder or holders of record of shares of common stock without par value of the Company (the "Common Shares").

This Proxy Statement and Information Circular and the accompanying Proxy Form are being delivered to Canadian and United States intermediaries holding Common Shares on behalf of another person or corporation, and are being mailed on or about November 8, 2004 to all registered Shareholders as of the close of business on October 22, 2004 (the "Record Date").

The principal executive offices of the Company are located at Suite #150, 13151 Vanier Place, Richmond, British Columbia, Canada, V6V 2J1.

All references in this Proxy Statement and Information Circular to dollars or $ are to United States dollars, unless otherwise specified.

VOTING AND REVOCABILITY OF PROXIES

The authorized capital of the Company consists of: 300,000,000 common shares without par value, and 100,000 Preferred Shares without par value issuable in series. As of October 15, 2004, there were 217,224,375 issued and outstanding Common Shares and no issued or outstanding Preferred Shares. The record date for determining the names of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting is the close of business on October 22, 2004.

Registered Holders of Common Shares are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the proposals to be acted upon at the Meeting and any other matter to come before the Meeting.

Shareholders personally present, being not less than two and who hold or represent by proxy in the aggregate not less than one-tenth of the issued capital of the Company entitled to vote, constitute a quorum. Abstentions are considered present for purposes of determining whether the quorum requirement is met. All proposals, other than a special resolution, require the affirmative vote by a simple majority of the votes cast in person or by proxy at the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed form of proxy were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT,
THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received by Pacific Corporate Trust Company not later than 48 hours prior to the commencement of the Meeting (or if adjourned or postponed, any reconvening thereof), at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or by fax at (604) 689-8144. However, the Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours prior to the commencement of the Meeting (or any adjournments thereof).

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by any duly authorized officer of, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that
Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either (i) to the registered office of the Company at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 (Attention: Bernard Pinsky) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or in any other manner provided by law. Also, a proxy will automatically be revoked by either
(i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters, which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters, which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No  person  has  been  authorized  to  give  any  information  or  to  make  any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS OF THE COMPANY, AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD SHARES IN THEIR OWN NAME. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as
"Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). BENEFICIAL SHAREHOLDERS SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR COMMON SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and request the Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING AN ADP PROXY OR AN IICC PROXY CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP OR IICC, AS THE CASE MAY BE, WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

                                   PROPOSAL 1
                             APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year. Shares represented by proxies which are marked "Withhold" with respect to the appointment of the auditor will be counted for determination of a quorum, but will not be counted as either an affirmative vote for or a negative vote against such appointment.

KPMG LLP were first appointed auditor of the Company on April 29, 1994. Representatives of KPMG LLP are expected to be present at the Meeting but not expected to make a statement. However, they are expected to be available to respond to appropriate questions.

AUDIT RELATED FEES

For the fiscal years ended July 31, 2004 and July 31, 2003, the aggregate fees billed by our auditors, for professional services rendered for the audit of the Company's annual financial statements for the years ended July 31, 2004 and July 31, 2003, and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-QSB and to review registration statements submitted to the Securities and Exchange Commission during those fiscal years were $111,170 and $79,956 respectively.

TAX FEES

For the fiscal years ended July 31, 2004 and July 31, 2003, the aggregate fees billed for tax compliance, tax advice and tax planning by KPMG LLP were $5,230 and $663, respectively.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before KPMG LLP is engaged by the Company or its subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

      o     approved by the Company's audit committee; or

      o entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

The audit committee has pre-approved all services provided by the Company's independent auditor, has considered the nature and amount of the fees billed by KPMG LLP, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining KPMG's independence.

                                   PROPOSAL 2
        AUTHORIZATION FOR BOARD OF DIRECTORS TO FIX AUDITOR REMUNERATION

Under the Business Corporations Act (Yukon Territory), the remuneration of the auditor of the Company may be established by ordinary resolution of the shareholders or, if not so established, may be established by the directors. In order to provide the Company with the necessary flexibility to effectively manage the engagement of the auditor, it is important that the Board of Directors have the authority to negotiate and fix the remuneration to be paid to the auditor in connection with the services to be provided to the Company. Accordingly, the following ordinary resolution will be presented for approval at the Meeting:

"BE IT RESOLVED THAT:

      (a) the Board of Directors be and is hereby authorized to fix the remuneration to be paid to the auditor, as appointed by ordinary resolution of the Shareholders, in connection with the services to be provided to the Company by such auditor; and

      (b) the Board of Directors be and is hereby authorized to delegate to any one senior officer of the Company the authority to negotiate and enter into an agreement with the Company's auditor with respect to the services to be provided by it to the Company, and the remuneration to be paid to the auditor for such services, on such terms and conditions as the senior officer deems fair and reasonable."

                                   PROPOSAL 3
                      DETERMINATION OF NUMBER OF DIRECTORS

Under the Company's Articles, the Company may have not less than three (3) and not more than twenty (20) directors. The number of directors must be fixed within this range by ordinary resolution of the Shareholders, at the meeting of Shareholders at which directors are to be elected.

By Shareholders' resolution adopted at the last annual and special meeting of the Company, the number of directors was set at six (6). There are currently five (5) members of the Board of Directors. Management proposes that the number of directors be set at five (5). Accordingly, the following ordinary resolution will be presented for approval by the Shareholders at the Meeting:

"BE IT RESOLVED THAT the number of directors be and is hereby set at five (5)."

                                   PROPOSAL 4
                              ELECTION OF DIRECTORS

The directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for all of the five current directors, each of whom management proposes to nominate. Shares represented by proxies which are marked "Withhold" with respect to the election of any nominee will be counted for determination of a quorum, but will not be counted as either an affirmative vote for such nominee or a negative vote against the nominee.

The following information regarding the Company's directors is relevant to your consideration of the nominees proposed by management:

--------------------------------------------------------------------------------------------------------------------
NAME                              POSITION HELD WITH THE COMPANY         AGE    DATE FIRST ELECTED OR APPOINTED
--------------------------------------------------------------------------------------------------------------------
DIRECTORS
--------------------------------------------------------------------------------------------------------------------
William Cronin (1) (2)            Director                                57    Director since June 7, 2001.
United States
--------------------------------------------------------------------------------------------------------------------
Martin Gannon (1) (2)             Director                                52    Director since February 3, 2003.
United States
--------------------------------------------------------------------------------------------------------------------
Johnny Christiansen (1)           Director                                49    Director since August 14, 2003.
Norway
--------------------------------------------------------------------------------------------------------------------
Robert Rudman (2)                 Director,    President,    CEO   and    57    Director since  September 22, 1993,
Canada                            Chairman                                      President  and  CEO  since  January
                                                                                19, 1996,  and Chairman  since June
                                                                                4, 1999.
--------------------------------------------------------------------------------------------------------------------
Al Kozak (1)                      Director, Chief Operating Officer       55    Director  since  November 20, 2002,
Canada                                                                          and Chief  Operating  Officer since
                                                                                May 1, 2002.
--------------------------------------------------------------------------------------------------------------------

(1) Member of the Compensation Committee
(2) Member of the Audit Committee.

BUSINESS EXPERIENCE AND PRINCIPAL OCCUPATION OF DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

William Cronin

      Mr. Cronin has been a director since June, 2001 and previously served as a director from November 17, 1995 to April 25, 1998. Since 1986, Mr. Cronin has been the owner of Madison Financial Services, a registered investment adviser firm located in Madison, Connecticut, specializing in tax, pension investing planning strategies and portfolio management.

Martin Gannon

      Mr. Gannon joined the Company as a director on February 3, 2003. Mr. Gannon has been a Certified Public Accountant since 1973. He has been a partner and the vice president of the accounting firm of Barron Gannon & Co., P.C. since 1982. In his advisory role to his clientele, he has assisted companies from their inception to maturity.

Johnny Christiansen

      Mr. Christiansen joined the Company as a director on August 14, 2003. Mr. Christiansen resides in Norway. He has a strong knowledge of the Company's business and industry as he served as the President of SensoNor asa from 1999-2002. SensoNor is a Norwegian company and a leading provider of tire monitoring, airbag and rollover sensors for the automotive industry. During Mr. Christiansen's tenure as its President, SensoNor raised more than $100 million in financing and signed contracts for more than $400 million. Before 1999, Mr. Christiansen served as a director of various companies, including Davis AS, Kongsberg Norcontrol Systems, Norcontrol Training AS and Norcontrol Automation AS.

Robert Rudman

      Mr. Rudman has been a director since September, 1993. Mr. Rudman joined the Company in March, 1993 as the Chief Financial Officer after serving as an independent financial consultant for several months. He was appointed Chief Executive Officer of the Company on January 19, 1996, and served as President from January 19, 1996 to June 4, 1999, when he was appointed Chairman of the Board. Mr. Rudman was reappointed President of the Company effective April 1, 2000. He is a Chartered Accountant with 15 years of experience assisting public companies listed primarily on the Vancouver Stock Exchange (now the TSX Venture Exchange). Prior to joining the Company, Mr. Rudman was manager of a California-based sales contract financing firm. Previously, he was a partner in a consulting firm providing professional assistance to publicly traded companies. Mr. Rudman became a Chartered Accountant in 1974 and worked with Laventhol & Horwath and Price Waterhouse & Co. in Winnipeg, Manitoba.

Jeff Finkelstein

      Mr. Finkelstein was formally appointed as our Chief Financial Officer in October 2002. He is a Chartered Accountant and is responsible for all financial and related functions for our company, including finance, treasury, accounting, taxation, legal, and administration. Mr. Finkelstein was promoted to Acting Chief Financial Officer of our company in May 2002, after serving as our controller since February 22, 1999. From 1996 to 1999, he served as controller of Golden Knight Resources Inc., a Toronto Stock Exchange listed public company, and Silver Standard Resources, a Nasdaq listed public company. From 1993 to 1995, he served as controller of a private distribution company after eight years as a public accountant.

Erwin Bartz

      Mr. Bartz has recently been appointed Vice President of Business Development. He has overall responsibility for defining product strategies and roadmaps as well as developing strategic alliances. He was formerly the Company's Director, Technical Operations since January 2001 with responsibility for overall technical operations including engineering and manufacturing. Mr. Bartz is a Professional Engineer with 19 years of engineering experience. Prior to joining the Company, Mr. Bartz spent ten years as Manager of Engineering and Manufacturing at Finning (Canada), the Caterpillar dealer for British Columbia, Alberta, United Kingdom and Chile, with corporate responsibility for engineering, product review, heavy manufacturing and new equipment preparation. Previously, he held the Engineering Manager role at Weldco Beales, a custom attachment manufacturer for the mobile equipment market, and also worked as a design engineer for the Chapman Industries, a Hitachi distributor and general manufacturer of purpose-built machinery and equipment.

Al Kozak

      Mr. Kozak joined the Company as Chief Operating Officer on May 1, 2002. He was subsequently appointed to the Company's Board of Directors on November 20, 2002. Mr. Kozak is a seasoned executive with strong operational management and business development experience in fast-paced, high growth, technology companies. From May 2000 to April 2001, Mr. Kozak was the President and founder of Siwash Ventures where he assembled an advisory board of senior executives from the Vancouver area to analyze and recommend investment and business development strategies to technology companies. From 1992 to 1998 he held the position of President with Digital Courier International, Inc., an industry extranet that networked over 7,000 radio stations, 1500 advertising and 400 production facilities. In 1998 when the company sold its assets and technology to Digital Generations Systems Inc., he held the position of VP, Marketing and Business Development for two years.

Shawn Lammers

      Mr. Lammers has been with the Company since its inception. He currently serves as the Vice President Engineering and is responsible for the development of the patented remote sensing technology utilized in SmarTire's products. He has been the chief engineer in respect to the design, development and production of the Company's passenger car tire monitoring system, the commercial vehicle tire monitoring system and the industrial equipment tire monitoring systems (TMS). He has developed software for MS-DOS, Windows, UNIX Workstations and Amiga platforms.

FAMILY RELATIONSHIPS

There are no family relationships between any of the Company's directors or executive officers.

BOARD AND COMMITTEE MEETINGS

The Board of Directors of the Company held three formal meetings during the year ended July 31, 2004. All other proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Business Corporations Act (Yukon Territory) and the By-law of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

During 2004, each incumbent  director  attended at least 75% of the aggregate of
(i) the total number of meetings of the Board of Directors held during the period for which he was a director and (ii) the total number of meetings held by all committees of the Board of Directors during the period on which he served.

AUDIT COMMITTEE

At the present time, the Company's Audit Committee is comprised of Mr. Robert Rudman, Mr. William Cronin and Mr. Martin Gannon. Mr. Cronin and Mr. Gannon are independent as defined by Rule 4200(a)(14) of the NASD Rules. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of our accounting, financial, and operating controls; to recommend annually to the Board the selection of the independent auditor; to consider proposals made by the independent auditor for consulting work; and to report to the Board, when so requested, on any accounting or financial matters.

The board of directors has determined that each member of the audit committee is financially literate, that the audit committee has at least one member who is an "audit committee financial expert", as defined by the Securities and Exchange Commission, and that Martin Gannon is an "audit committee financial expert".

The Company's Board of Directors has adopted an audit committee charter, a copy of which is appended as Appendix "C".

During fiscal 2004, there were four meetings held by this Committee. Other business of the Audit Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

The following is the Report of the Audit Committee. For the year ended July 31, 2004, the Audit Committee has:

1. reviewed and discussed the audited consolidated financial statements with the Company's management;

2. discussed with the independent accountants the matters described in Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants;

3. received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed with the independent accountants its independence; and

4. recommended to our Board of Directors that the audited financial statements be included in our company's annual report on Form 10-KSB for the period ended July 31, 2004, based on the review and discussions referred to above.

                                                     Mr. Robert Rudman
                                                     Mr. William Cronin
                                                     Mr. Martin Gannon.

COMPENSATION COMMITTEE

The Company has a Compensation Committee made up of Al Kozak, William Cronin, Martin Gannon and Johnny Christiansen. The function of the Compensation Committee is to investigate and recommend to the directors appropriate levels and types of compensation for directors, officers and employees of the Company. During fiscal 2004, there were two meetings held by this Committee. Other business of the Compensation Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Compensation Committee.

NO STANDING NOMINATING COMMITTEE

The Company does not have a standing Nominating Committee.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following tables set forth specified information with respect to the beneficial ownership of the Company's Common Shares as of October 15, 2004 by:

      o each person or affiliated group which, to the knowledge of the Company, beneficially owns five percent (5%) or more of the outstanding Common Shares;

      o     each of the Company's directors,

      o     each of the Named Executive Officers (as hereinafter defined); and

      o     all of the Company's executive officers and directors as a group.

Shares and percentages beneficially owned are based upon 217,224,375 issued and outstanding Common Shares on October 15, 2004, together with options and warrants that are exercisable for Common Shares within 60 days from October 15, 2004 for each Shareholder. Under the rules of the United States Securities and Exchange Commission, beneficial ownership includes shares over which the named shareholder exercises voting control and or investment power. Common Shares subject to options or warrants that are currently exercisable or will become exercisable within sixty days from September, 2004 are deemed outstanding for computing the respective percentage ownership of each person holding the option or warrant, but are not deemed outstanding for purposes of computing the respective ownership percentage of any other person. Unless otherwise indicated in the footnotes below, the Company believes that the persons and entities named in the tables have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of October 15, 2004, certain information with respect to the beneficial ownership of the Common Shares by each stockholder known by the Company to be the beneficial owner of more than 5% of the Common Shares and by each of the Company's current directors and executive officers. Each person has sole voting and investment power with respect to the Common Shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the Common Shares, except as otherwise indicated.

--------------------------------------------------------------------------------------------------------------------
                                                        Amount and Nature of                  Percentage
Name and Address of Beneficial Owner                    Beneficial Ownership                  of Class(1)
--------------------------------------------------------------------------------------------------------------------
William Cronin                                                684,746(2)                           *
180 Concord Drive
Madison, Connecticut, USA  06443
--------------------------------------------------------------------------------------------------------------------

Martin Gannon                                                 410,000(3)                           *
1275 Post Road
Fairfield, Connecticut, USA  06824
--------------------------------------------------------------------------------------------------------------------

Johnny Christiansen                                           250,000                              *
Spurvestien 24
3189 Horten, Norway
--------------------------------------------------------------------------------------------------------------------

Robert Rudman                                               1,590,410(4)                           *
#40 - 5740 Garrison Road
Richmond, BC   V7C 5E7
--------------------------------------------------------------------------------------------------------------------

Al Kozak                                                      926,000(5)                           *
25841 116 Avenue
Maple Ridge, BC  V4R 1Z6
--------------------------------------------------------------------------------------------------------------------

Jeff Finkelstein                                              424,950(6)                           *
3460 Regent Street
Richmond, BC  V7E 2N1
--------------------------------------------------------------------------------------------------------------------

Erwin Bartz                                                   555,000(7)                           *
21 Arrow-Wood Place
Port Moody, BC  V3H 4E9
--------------------------------------------------------------------------------------------------------------------

Shawn Lammers                                                 441,719(8)                           *
3460 Regent Street
Richmond, BC  V7E 2N1
--------------------------------------------------------------------------------------------------------------------

Directors and Executive Officers as a Group                 5,282,825(9)                         2.37%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Cornell Capital Partners, LP
101 Hudson St-Suite 3606                                   12,941,584                            5.62%
Jersey City NJ
07302
--------------------------------------------------------------------------------------------------------------------

*     Represents less than 1% of the Company's outstanding stock

(1) Based on 217,224,375 Common Shares issued and outstanding as of October 15, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Shares listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2) Includes options to acquire up to 597,500 Common Shares, exercisable within sixty days.

(3) Includes options to acquire up to 400,100 Common Shares, exercisable within sixty days.

(4) Includes 10,257 Common Shares owned by Mr. Rudman's wife. Mr. Rudman has sole voting and dispositive power over such shares. Includes options to acquire up to 1,590,410 Common Shares, exercisable within sixty days.

(5) Consists of options to acquire up to 926,000 Common Shares, exercisable within 60 days.

(6) Includes options to acquire up to 419,200 Common Shares, exercisable within 60 days.

(7) Consists of options to acquire up to 555,000 Common Shares, exercisable within 60 days.

(8) Includes options to acquire up to 440,200 Common Shares, exercisable within 60 days.

(9) Includes options to acquire up to 5,607,000 Common Shares, exercisable within 60 days.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

The services of Mr. Robert Rudman, Director, President, Chairman and Chief Executive Officer of the Company, are provided to the Company pursuant to a Management Agreement dated August 1, 1999. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Erwin Bartz, Director, Technical Operations, are provided to the Company pursuant to a Management Agreement dated January 3, 2001. See
"Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Al Kozak, Chief Operating Officer of the Company, are provided to the Company pursuant to a Management Agreement dated May 1, 2003. See "Management Agreements and Termination of Employment and Change in control Arrangements."

The services of Mr. Shawn Lammers, Vice President of Engineering, are provided to the Company pursuant to a Management Agreement dated August 1, 1999. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

The services of Mr. Jeff Finkelstein, Chief Financial Officer, are provided to the Company pursuant to a Management Agreement dated October 23, 2002. See "Management Agreements and Termination of Employment and Change in Control Arrangements."

Mr. Bolegoh, a director of the Company until his resignation as director on June 14, 2004, is an employee of the Company.

Mr. John Taylor-Wilson, Vice President Sales & Marketing was terminated by the Company on October 14, 2004.

The promoters of the Company are its directors and officers.

SUMMARY OF EXECUTIVE COMPENSATION

Particulars of compensation awarded to, earned by or paid to:

      (a)   the Company's chief executive officer (the "CEO");

      (b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds US.$100,000 per year; or

      (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(all such persons are referred to as the "Named Executive Officers") are set out in the summary compensation table below. Except as indicated, all dollar amounts set forth below with respect to the applicable year ended July 31, are expressed in United States dollars.

During fiscal 2004, six (6) individuals served as executive officers of the Company at various times: Robert Rudman, Al Kozak, Jeff Finkelstein, Erwin Bartz, Shawn Lammers, and John Taylor-Wilson.

====================================================================================================================================
                                                     SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------
                               Annual Compensation                             Long Term Compensation
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Awards                      Payouts
------------------------------------------------------------------------------------------------------------------------------------
Name and Principal   Year      Salary          Bonus             Other         Securities     Restricted   LTIP        All Other
Position                                                         Annual        Underlying     Shares or    Payouts     Compen-
                                                                 Compen-       Options/       Restricted               sation
                                                                 sation(1)     SARs           Share
                                                                               Granted (#)    Units
------------------------------------------------------------------------------------------------------------------------------------
Robert Rudman        2004      $217,478        Nil               Nil           1,079,500      Nil          Nil         Nil

President,           2003      $194,543        Nil               Nil             232,000      Nil          Nil         Nil
Chairman and Chief
Executive Officer    2002      $185,377        Nil               Nil              90,000      Nil          Nil         Nil

------------------------------------------------------------------------------------------------------------------------------------
Jeff Finkelstein     2004      $97,490         Nil               Nil             329,600      Nil          Nil         Nil

Chief Financial      2003      $82,788         Nil               Nil              70,000      Nil          Nil         Nil
Officer

------------------------------------------------------------------------------------------------------------------------------------
Al Kozak             2004      $164,983        Nil               Nil             683,000      Nil          Nil         Nil

Chief Operating      2003      $147,585        Nil               Nil             111,000      Nil          Nil         Nil
Officer

------------------------------------------------------------------------------------------------------------------------------------
Erwin Bartz          2004      $121,113        Nil               Nil             390,000      Nil          Nil         Nil

Vice-President,      2003      $108,341        Nil               Nil              55,000      Nil          Nil         $5,826(2)
Business
Development

------------------------------------------------------------------------------------------------------------------------------------
Shawn Lammers        2004      $108,739        Nil               Nil             332,600      Nil          Nil         Nil

Vice-President,      2003       $94,589        Nil               Nil              15,100      Nil          Nil         Nil

Engineering          2002       $86,296        Nil               Nil              10,000      Nil          Nil         Nil
------------------------------------------------------------------------------------------------------------------------------------

John Taylor-Wilson   2004      $102,576        Nil               Nil             450,000      Nil          Nil         $5,229(3)

Vice-President
Sales and Marketing

====================================================================================================================================

* The average of the closing foreign exchange rates for fiscal 2004, as calculated by using the reported daily rates posted by the Federal Reserve Bank of New York, was CDN$1.3386 to every US$1.00. For the purposes of this table, executive compensation paid in Canadian currency to the Named Executive Officers has been converted into United States currency at the rate of CDN$1.3386 to every US$1.00

(1) The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus is not reported herein.

(2)   Mr. Bartz earned sales commissions of $5,826 in fiscal 2003.

(3)   Mr. Taylor-Wilson earned sales commissions of $5,229 in fiscal 2004.

OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

==========================================================================================
NAME                                    % OF TOTAL
                         NUMBER OF      OPTIONS/
                         SECURITIES     SARS
                         UNDERLYING     GRANTED TO
                         OPTIONS/       EMPLOYEES     EXERCISE
                         SARS GRANTED   IN FISCAL     PRICE
                         (#)            YEAR          ($/SHARE)    EXPIRATION DATE
==========================================================================================
Robert Rudman             1,669,500      18.2%         $0.20        August 12, 2008
------------------------------------------------------------------------------------------
Jeff Finkelstein            554,600       6.0%         $0.20        August 12, 2008
------------------------------------------------------------------------------------------
Al Kozak                  1,123,000      12.2%         $0.20        August 12, 2008
------------------------------------------------------------------------------------------
Erwin Bartz                 615,000       6.7%         $0.20        August 12, 2008
------------------------------------------------------------------------------------------
Shawn Lammers               557,600       6.1%         $0.20        August 12, 2008
------------------------------------------------------------------------------------------
John Taylor-Wilson          450,000       4.9%         $0.20        August 12, 2008
==========================================================================================

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

==========================================================================================================================
                                                      NUMBER OF SECURITIES UNDERLYING    VALUE OF UNEXERCISED IN-THE-
                                                      UNEXERCISED OPTIONS/SARS AT        MONEY OPTIONS/SARS AT FY-END
                        SHARES          AGGREGATE     FY-END (#)                         ($)
                        ACQUIRED ON     VALUE
NAME                    EXERCISE (#)    REALIZED ($)  EXERCISABLE / UNEXERCISABLE        EXERCISABLE / UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------------

                                                      EXERCISABLE     UNEXERCISABLE      EXERCISABLE       UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------------
 Robert Rudman           Nil             Nil            1,501,000        68,000           Nil               Nil

 Jeff Finkelstein        Nil             Nil              419,000         Nil             Nil               Nil

 Al Kozak                Nil             Nil              926,000        24,000           Nil               Nil

 Erwin Bartz             Nil             Nil              536,666        18,334           Nil               Nil

 Shawn Lammers           Nil             Nil              435,166         5,034           Nil               Nil

 John Taylor-Wilson      Nil             Nil              450,000         Nil             Nil               Nil
==========================================================================================================================

There were no options held by the Named Executive Officers that were re-priced during the most recently completed fiscal year.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

Effective August 1, 1999, the Company's Board of Directors approved a new management agreement with Robert Rudman, which calls for payment of a base salary of CDN$273,000 (approximately $215,844 at current exchange rates) per annum subject to increase from time to time plus incentive compensation as determined by the Company's incentive compensation plan. Effective August 1, 2000, Mr. Rudman's salary was increased to CDN$290,000 (approximately $229,285) per annum. The Company's incentive compensation plan expired on July 31, 2002. The agreement with Mr. Rudman requires us to pay a termination allowance in the event of the termination of Mr. Rudman's employment other than for just cause. The termination allowance is equal to the annual salary.

Effective January 3, 2001, the Company's Board of Directors approved a new management agreement with Erwin Bartz, which calls for payment of a base salary of CDN$150,000 (approximately $118,596) per annum subject to increase from time to time plus incentive compensation as determined by the Company's incentive compensation plan. Effective August 1, 2001, Mr. Bartz's salary was increased to CDN$155,000 (approximately $122,549) per annum. Effective August 1, 2002, Mr. Bartz's salary was increased to CDN$161,500 (approximately $127,688) per annum plus a commission based on sales to and margins in the passenger car vehicle market. The Company's incentive compensation plan expired on July 31, 2002. The agreement with Mr. Bartz requires us to pay a termination allowance in the event of the termination of Mr. Bartz' employment other than for just cause. The termination allowance is equal to the annual salary.

Effective August 1, 1999, the Company's Board of Directors approved a new management agreement with Shawn Lammers, which calls for payment of a base salary of CDN$120,000 (approximately $94,877) per annum subject to increase from time to time plus incentive compensation as determined by the Company's incentive compensation plan. Effective August 1, 2000, Mr. Lammers' salary was increased to CDN$127,200 (approximately $100,569) per annum. Effective August 1, 2001, Mr. Lammers' salary was increased to CDN$135,000 (approximately $106,736) per annum. Effective August 1, 2002, Mr. Lammers' salary was increased to CDN$144,000 (approximately $113,852) per annum. The Company's incentive compensation plan expired on July 31, 2002. The agreement with Mr. Lammers requires us to pay a termination allowance in the event of the termination of Mr. Lammers' employment other than for just cause. The termination allowance is equal to the annual salary.

Effective May 1, 2002, the Company's Board of Directors approved a new management agreement with Al Kozak, which calls for payment of a base salary of CDN$220,000 (approximately $173,941) per annum subject to increase from time to time plus incentive compensation as determined by the Company's incentive compensation plan. The Company's incentive compensation plan expired on July 31, 2002. The agreement with Mr. Kozak requires us to pay a termination allowance in the event of the termination of Mr. Kozak's employment except for just cause. The termination allowance is equal to the annual salary.

Effective October 23, 2002, our Board of Directors approved a management agreement with Jeff Finkelstein, which calls for the payment of a base salary of CDN$120,000 (approximately $94,877) per annum subject to increase from time to time. Effective August 1, 2003, Mr. Finkelstein's salary was increased to CDN$130,000 (approximately $102,783) per annum. This agreement with Mr. Finkelstein requires us to pay a termination allowance in the event of the termination of Mr. Finkelstein other than for just cause. The termination allowance is as follows:

o     three months salary if terminated before April 23, 2003,

o six months salary if terminated between April 23, 2003 and October 23, 2003,

o nine months salary if terminated between October 23, 2003 and October 23, 2004, and twelve months salary if terminated after October 23, 2004.

Effective August 11, 2003, the Company's Board of Directors approved a management agreement with John Taylor-Wilson, which calls for payment of a base salary of CDN$140,000 (approximately $110,689) per annum plus quarterly commissions ranging from 5% to 100% of the base salary amount if certain predetermined performance criteria in connection with his duties as Vice President Sales and Marketing are met. Mr. Taylor-Wilson may, with the approval of the Company's compensation committee, elect to receive his salary, commission and termination allowance, if any, in such number of Common Shares as will be determined based on the five day average closing price for the Company's Common Shares. Pursuant to the agreement, the Company also issued to Mr. Taylor-Wilson a total of 450,000 stock options pursuant to the Company's 2002 Stock Incentive Plan (Non-U.S.), exercisable for five years at an exercise price equal to 115% of the 10 day average closing price for the Company's Common Shares as at August 13, 2003. The agreement is subject to the following termination provisions:

o if the Company terminates the agreement for any reason other than for just cause within three months, the Company will have no further obligations to Mr. Taylor-Wilson;

o if the Company terminates the agreement for any reason other than for just cause after three months and within six months, the Company will be required to either continue to pay Mr. Taylor-Wilson his salary and to provide him with benefits for a period of three months from the date of termination or, at the Company's option, to pay him three months' salary in lieu of notice;

o if the Company terminates the agreement for any reason other than for just cause after six months and within twelve months, the Company will be required to either continue to pay Mr. Taylor-Wilson his salary and to provide him with benefits for a period of six months from the date of termination or, at the Company's option, to pay him six months' salary in lieu of notice;

o if the Company terminates the agreement for any reason other than for just cause after twelve months and within twenty-four months, the Company will be required to either continue to pay Mr. Taylor-Wilson his salary and to provide him with benefits for a period of nine months from the date of termination or, at the Company's option, to pay him nine months' salary in lieu of notice; and

o if the Company terminates the agreement for any reason other than for just cause after twenty-four months, the Company will be required to either continue to pay Mr. Taylor-Wilson his salary and to provide him with benefits for a period of twelve months from the date of termination or, at the Company's option, to pay him twelve months' salary in lieu of notice.

The Company is currently negotiating Mr. Taylor-Wilson's severance.

Other than as discussed above, the Company has no plans or arrangements in respect of remuneration received or that may be received by Named Executive Officers in fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Named Executive Officer.

OTHER COMPENSATION PLANS APPLICABLE TO DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers have received from time to time incentive stock options to purchase Common Shares as awarded by the Board of Directors in consultation with the Compensation Committee.

Effective January 30, 2003, the Company instituted a formal directors' compensation policy whereby directors are compensated for all meetings that they attend in person at the rate of $1,000 per day, and for all meetings that they participate by teleconference or other electronic means at the rate of $500 per day. Directors who participate in a meeting of any committee of the Board of Directors are entitled to compensation at the rate of $500 per day for attendance in person, and at the rate of $300 per day for participation by teleconference or other electronic means. Such fees are payable only if the meeting of the Board or of a committee of the Board, as the case may be, is more than one-half hour in duration. Directors are also entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors, as well as a per diem travel time allowance of $500 per day.

The Company's Board of Directors may award special remuneration to any director undertaking any Extraordinary services on behalf of the Company other than services ordinarily required of a director. Other than as indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or Extraordinary assignments.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers.

The Company has adopted eight formal stock incentive plans, two of which were approved by the Company's Shareholders at the Company's 1998 Annual General Meeting, two of which were approved at the Company's 2000 Annual General Meeting, two of which were adopted at the Company's 2002 Annual General Meeting, and two of which were adopted by the Company's Board of Directors on August 11, 2003. Four of the stock incentive plans provide for awards to eligible employees of the Company or of any related entity who are resident in the United States and/or subject to taxation in the United States; the other four stock incentive plans provide for awards to all other eligible employees of the Company or of any related entity.

To date, the Company has granted to directors, officers, employees and consultants incentive stock options to purchase Common Shares subject to and in accordance with the prevailing policies of the stock exchange on which the Company's Common Shares were then listed. Options are granted based on the assessment by the Board of Directors and/or compensation committee of the optionee's past and present contribution to the success of the Company. These options are not transferable and are exercisable from the date granted until the earliest of (i) such number of years (up to ten years) from the date of the grant, (ii) such number of days following the death of the optionee as is specified in each optionee's option agreement.

Other than the management agreements, the advisory agreements and the stock incentive plans discussed herein, the Company presently has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers, except for the commission that John Taylor-Wilson, VP Sales and Marketing, is entitled to based on achievement of certain sales targets.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers.

SECTION 16(A) REPORTING

Since the Company is a "foreign private issuer", its insiders are exempt from the reporting requirements of Section 16(a) of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"). Among other things, Section 16(a) of the 1934 Act requires certain "reporting persons" of any issuer with any class of equity securities registered under Section 12 of the 1934 Act to file with the United States Securities and Exchange Commission reports of ownership and changes in ownership of securities of the registered class. Reporting persons consist of directors, executive officers and beneficial owners of more than 10% of the securities of the registered class. The Company is aware that certain persons who would be subject to such reporting requirements, but for the fact that the Company is a "foreign private issuer", have voluntarily filed reports under Section 16(a) of the 1934 Act during the year ended July 31, 2004. However, the Company is not in a position to comment on the completeness of such filings.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at the end of the most recently completed fiscal year, no directors, executive officers or senior officers were indebted to the Company.

                                   PROPOSAL 5
                      APPROVAL OF 2004 STOCK INCENTIVE PLAN
                             UNITED STATES RESIDENTS

The Shareholders will be asked to pass an ordinary resolution, as evidenced by a majority of the votes cast at the Meeting, approving an additional formal stock incentive plan (the "2004 US Stock Incentive Plan").

The purpose of the 2004 US Stock Incentive Plan is to advance the interests of the Company by encouraging Eligible Employees who are resident in the United States and/or subject to taxation in the United States to acquire shares of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive to advance the interests of the Company in the conduct of their affairs.

The 2004 US Stock Incentive Plan provides for the granting to the Eligible Employees of such Awards as the Administrator (being the Board of Directors of the Company or a committee of the Board of Directors appointed to act in such capacity) may from time to time approve.

The 2004 US Stock Incentive Plan will become effective upon its adoption by the Board of Directors in October, 2004. It will provide by its terms that it is to continue in effect for a term of ten (10) years unless sooner terminated.

Any Incentive Stock Options granted by the Administrator prior to the ratification of the 2004 US Stock Incentive Plan by the Shareholders have been, and shall be, granted subject to approval of the 2004 US Stock Incentive Plan by the holders of a majority of the Company's outstanding voting shares, voting either in person or by proxy at a duly held shareholders' meeting within twelve
(12) months before or after its adoption by the Board of Directors of the Company. IF SUCH SHAREHOLDER APPROVAL IS NOT OBTAINED, 2004 US STOCK INCENTIVE PLAN WILL REMAIN IN EFFECT, BUT ALL INCENTIVE STOCK OPTIONS (AS DEFINED BELOW) GRANTED PRIOR TO AND AFTER THE MEETING SHALL BE CONSIDERED TO HAVE BEEN VALIDLY GRANTED AND ISSUED AS NON-QUALIFIED STOCK OPTIONS (AS DEFINED BELOW), AND ANY INCENTIVE STOCK OPTIONS GRANTED TO ELIGIBLE EMPLOYEES WILL NOT BE ELIGIBLE FOR THE EXCLUSION SET FORTH IN SECTION 162(M) OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), WITH RESPECT TO THE DEDUCTIBILITY BY THE COMPANY OF CERTAIN COMPENSATION.

      The highlights of the 2004 US Stock Incentive Plan are as follows:

      (a) the Administrator will be the Board of Directors of the Company or a committee of the Board of Directors appointed to act in such capacity;

      (b) subject to applicable laws, including the rules of any applicable stock exchange or national market system, the Administrator will be authorized to award any type of Award to an Eligible Employee (a "Grantee") that is not inconsistent with the provisions of the 2004 US Stock Incentive Plan, and that by its terms involves or may involve the issuance of:

            (i) Common Shares of the Company (including "Performance Shares" which may be earned in whole or in part upon attainment of performance criteria established by the Administrator),

            (ii) a stock option (an "Option") entitling the Grantee to purchase Common Shares of the Company,

            (iii) a stock appreciation right (an "SAR") entitling the Grantee to acquire such number of Common Shares of the Company or such cash compensation as will be determined by reference to any appreciation in the value of the Company's Common Shares in accordance with terms to be established by the Administrator,

            (iv) any right similar to an SAR, with a fixed or variable price related to the Fair Market Value (as defined in the 2003 US Stock Incentive Plan - see below) of the Company's Common Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions,

            (v) restricted stock issuable for such consideration (if any) and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions to be established by the Administrator,

            (vi) "Performance Units" which may be earned in whole or in part upon attainment of performance criteria established by the Administrator and which may be settled in cash, Common Shares or other securities, or a combination of cash, Common Shares or other securities, as established by the Administrator,

            (vii) any other  security  with the value  derived from the value of the Company's Common Shares, or

            (viii) any combination of the foregoing;

      (c) the maximum number of Common Shares of the Company that will be issuable pursuant to all Awards granted under the 2004 US Stock Incentive Plan will be 3,000,000 shares;

      (d) no insider of the Company will be eligible to receive an Award where:

            (i) the insider is not a Director or senior officer of the Company and the Award is an Option that would otherwise be granted to the insider as a consultant of the Company, or

            (ii) any Award, together with all of the Company's other previously established or proposed Awards could result at any time in:
                  (A) the number of Common Shares reserved for issuance pursuant to Options granted to insiders exceeding 10% of the outstanding issue of the Company's Common Shares, or (B) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the outstanding issue of the Company's Common Shares;

            provided, however, that this restriction on the eligibility of insiders to receive an Award will cease to apply if it is no longer required under any applicable laws, including the rules of an applicable stock exchange or a national market system;

      (e) the maximum number of Common Shares with respect to which Options and SARs may be granted to any employee in any fiscal year of the Company will be five percent (5%) of the outstanding Common Shares, subject to adjustment in certain circumstances;

      (f) each Award will be subject to a separate Award Agreement to be executed by the Company and the Grantee, which shall specify the term of the Award;

      (g) the exercise or purchase price, if any, of an Award will be determined by the Administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system;

      (h)   the term of an Option will be no more than ten years;

      (i) if the exercise price or any tax required to be withheld in respect of an Option is satisfied by the Company or the Grantee's employer withholding shares otherwise deliverable to the Grantee, the Administrator may issue the Grantee an additional Option, subject to terms identical to the Award Agreement under which the Option was exercised, but at an exercise price as determined by the Administrator in accordance with the 2004 US Stock Incentive Plan;

      (j) an Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution, and may be exercised during the lifetime of the Grantee only by the Grantee;

      (k) other Awards will be transferable to the extent provided in the relevant Award Agreements;

      (l) subject to applicable laws, including the rules of an applicable stock exchange or national market system, an Award Agreement may permit a Grantee to exercise an Award for a specified period following termination of the Grantee as an Eligible Employee, in which event the Award will terminate to the extent it is not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first;

      (m) the Administrator may at any time offer to buy out a previously granted Award for a payment in cash or Common Shares of the Company;

      (n) the Administrator may issue Awards in settlement, assumption or substitution for outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity, whether by merger, stock purchase, asset purchase or other form of transaction;

      (o) the number of Common Shares issuable under the 2004 US Stock Incentive Plan, including the number of shares issuable under any outstanding Awards, is subject to adjustment in certain circumstances, including certain changes in the Company's share capital;

      (p) subject to applicable laws, including the rules of an applicable stock exchange or national market system, the consideration to be paid for the shares to be issued upon exercise or purchase of an Award, including the method of payment, will be determined by the Administrator (and, in the case of an Option, will be determined at the time of grant); provided that, in addition to any other types of consideration the Administrator may determine, the Administrator will be authorized to accept as consideration for the shares:

            (i)   cash;

            (ii)  check;

            (iii) surrender  of shares of the  Company or delivery of a properly executed  form of  attestation  of  ownership of shares of the
                  Company as the Administrator may require (including withholding of shares otherwise deliverable upon exercise of the Award) which have a fair market value on the date of surrender or attestation equal to the aggregate exercise price of the shares as to which the Award will be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the shares used to pay the exercise price unless otherwise determined by the Administrator); or

            (iv)  any combination of the foregoing methods of payment;

      (q) the Board of Directors of the Company may at any time amend, suspend or terminate the 2004 US Stock Incentive Plan, subject to such shareholder approval as may be required by applicable laws, including the rules of an applicable stock exchange or national market system, provided that:

            (i) no Award may be granted during any suspension of the 2004 US Stock Incentive Plan or after termination of the 2004 US Stock Incentive Plan; and

            (ii) any amendment, suspension or termination of the 2004 US Stock Incentive Plan will not affect Awards already granted, and such Awards will remain in full force and effect as if the 2004 US Stock Incentive Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement will have to be in writing and signed by the Grantee and the Company; and

      (r) "Fair Market Value" is defined to mean the value of the Company's Common Shares determined as of any date as follows::

            (i) where a public market exists for the Company's Common Shares, the Fair Market Value shall be (A) the closing price for a share of the Company for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Administrator to be the primary market for the
                  Company's Common Shares or the Nasdaq National Market, whichever is applicable, or (B) if the Company's Common Shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of a share of the Company on the Nasdaq SmallCap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

            (ii) in the absence of an established market for the Company's Common Shares of the type described above, the Fair Market Value shall be determined by the Administrator in good faith.

      (s) "Parent" means a "parent corporation" as defined in section 424(e) of the Code, and "Subsidiary" means a "subsidiary corporation" as defined in section 424(f) of the Code;

      (t) under the 2004 US Stock Incentive Plan, Options may be granted as either incentive stock options under section 422 of the Code and the regulations thereunder (the "Incentive Stock Options") or non-incentive stock options under section 18 of the Code (the "Non-Qualified Stock Options");

      (u) the specific provisions under the 2004 US Stock Incentive Plan which apply to Incentive Stock Options include the following:

            (i) if granted to a Grantee who at the time of the grant owns stock representing more than ten percent of the voting power of all classes of the Company or any Parent or Subsidiary, an Incentive Stock Option will be limited to a maximum term of five years, and will be subject to an exercise price per share which may not be less than the fair market value of the Company's Common Shares on the date of the grant;

            (ii) an Incentive Stock Option granted to any other Grantee may be granted for a term not exceeding ten years at an exercise price per share which may not be less than the fair market value of the Company's Common Shares on the date of the grant;

            (iii) if the aggregate fair market value of Common Shares subject to
                  Incentive Stock Options which become exercisable for the first time by a Grantee (under all plans of the Company or any Parent or Subsidiary) exceeds US$100,000 during any calendar year, the Incentive Stock Options to which such excess value is attributable will be treated as Non-Qualified Stock Options; and

            (iv) any Incentive Stock Option which is not exercised following the Grantee's termination as an Eligible Employee within the time permitted by law will automatically convert to a Non-Qualified Stock Option and will thereafter be exercisable for the period specified under the relevant Award Agreement;

      (v) Non-Qualified Stock Options may be granted for a term not exceeding ten years, and unless otherwise determined by the Administrator, the exercise price per share may not be less than the Fair Market Value of the Company's Common Shares on the date of the grant; and

      (w) the 2004 US Stock Incentive Plan has specific provisions which apply to grants of Awards intended to qualify as "performance-based compensation", as defined under section 162(m) of the Code, to any employees who are "covered employees" for the purposes of section 162(m)(3) of the Code:

            (i) the exercise or purchase price per share, if any, of such an Award may not be less than the fair market value of the Company's Common Shares on the date of the grant; and

            (ii) grants of such Awards may only be made by a committee (or a subcommittee of a committee) which is comprised solely of two or more directors eligible under the Code to serve on a committee responsible for making Awards of performance based compensation.

The following is a table representing the anticipated allocation of the 2004 US Stock Incentive Plan:

           =======================================================
                                    ANTICIPATED    ANTICIPATED
           NAME AND                 DOLLAR         NUMBER OF
           POSITION                 VALUE ($)(1)   SHARES(1)
           =======================================================
           William Cronin,          $39,375(2)      1,250,000
           Director
           -------------------------------------------------------
           Martin Gannon,           $39,375(2)      1,250,000
           Director
           -------------------------------------------------------
           Robin Humphreys,         $17,500(2)        500,000
           Employee
           -------------------------------------------------------
           TOTAL (EXECUTIVE         $78,750(2)      1,500,000
           GROUP)
           -------------------------------------------------------
           TOTAL (NON-              $17,500(2)       500,000
           EXECUTIVE GROUP)
           -------------------------------------------------------

(1) Represents anticipated amounts which are subject to change pursuant to shareholder and Compensation Committee approval.

(2) Based upon a closing price of $.035 per share of our common stock on November 2, 2004.

A copy of the 2004 US Stock Incentive Plan is attached as Exhibit "B".

                                   PROPOSAL 6
                          AMENDMENT OF THE ARTICLES TO
                 INCREASE THE AUTHORIZED NUMBER OF COMMON SHARES

Currently, the Company is authorized under its Restated Articles of Incorporation to issue no more than 300 million Common Shares, of which 217,224,375 shares were outstanding as of October 15, 2004. As at October 15, 2004, the Company had reserved a total of 30,965,356 unissued but authorized Common Shares for issuance under the terms of its $15.0 million equity line of credit facility with Cornell Capital Partners, LP, and its outstanding warrants and stock options.

Accordingly, in order to provide flexibility to the Company to seek additional private placement financing, as and when needed, the Shareholders are being asked to approve as a special resolution an amendment of the restated articles of incorporation of the Company to increase the authorized capital of the Company. The following special resolution will be presented to the shareholders for approval by a majority of not less than two thirds (2/3) of the votes cast in respect thereof:

      "BE IT RESOLVED, as a special resolution that:

      1. the Restated Articles of Incorporation of the Company be amended to increase the authorized number of Common Shares of the Company from 300,000,000 Common Shares without par value to an unlimited number of Common Shares without par value;

      2. Schedule "A" to the Restated Articles of Incorporation of the Company be amended accordingly, by deleting the first paragraph thereof and substituting therefor the following:

            "THE CORPORATION IS AUTHORIZED TO ISSUE AN UNLIMITED NUMBER OF COMMON SHARES WITHOUT PAR VALUE AND 100,000 PREFERRED SHARES WITHOUT PAR VALUE, WHICH HAVE THE FOLLOWING RIGHTS AND CONDITIONS:";

      3. the board of directors of the Company may elect to revoke this special resolution before it is acted on without further approval of the shareholders; and

      4. any director or officer of the Company be and is hereby authorized to execute and deliver, for and on behalf of the Company, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution."

SHAREHOLDERS' RIGHT TO DISSENT

A Shareholder of the Company may give written objection to the special resolution approving the amendment to the Company's Restated Articles of Incorporation to increase the number of authorized Common Shares pursuant to
Section 193 of the Business Corporations Act (Yukon Territory), at or before the Meeting at which such special resolution is to be voted on, or, if the Company did not send notice to the Shareholder of the purpose of the Meeting or of his or her right to dissent, within a reasonable time after the Shareholder learns that the resolution was adopted and of his right to dissent.

The written objection must be given by registered mail or by delivery addressed to the Company (Attention: The President) at the address of the Company's registered and principal office is Suite 800, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1.

In addition to any other right he may have, a dissenting Shareholder who complies with Section 193 of the Business Corporations Act (Yukon Territory) is entitled to be paid by the Company the fair value of the Common Shares held by him or her, determined as of the close of business on the last business day before the day on which the special resolution approving the increase in the authorized number of Common Shares is adopted.

A vote against the special resolution to approve the increase in the authorized number of Common Shares, an abstention or the execution or exercise of a proxy to vote against such special resolution does not constitute a written objection, but a Shareholder need not vote against such special resolution in order to object. However, a Shareholder who consents to or votes, other than as a proxy for a Shareholder whose proxy required an affirmative vote, in favour of such special resolution or otherwise acts inconsistently with the dissent will cease to be entitled to exercise any rights of dissent.

After adoption of the special resolution approving the increase in the authorized number of Common Shares, the Company or any dissenting Shareholder who has given a written objection in accordance with Section 193 of the Business Corporations Act (Yukon Territory) may make an application to the Supreme Court of the Yukon Territory (an "Application") to fix the fair value of the Company's Common Shares held by the dissenting Shareholder, whereupon the Company will be required, unless the Supreme Court otherwise orders, to send to each dissenting Shareholder a written offer to pay him an amount considered by the directors to be the fair value of such Shareholder's Common Shares. Unless the Supreme Court otherwise orders, the Company's offer must be sent to each dissenting Shareholder at least ten days before the Application is returnable, if the Company is the applicant, or within ten days after the Company is served with a copy of the originating notice in respect of the Application, if a Shareholder is the applicant. Every offer made by the Company to the dissenting Shareholders shall be on the same terms, and shall contain or be accompanied by a statement how the fair value was determined.

A dissenting Shareholder may agree with the Company for the purchase of his or her Common Shares by the Company in the amount of the Company's offer or otherwise, at any time before the Supreme Court pronounces an order under the Application fixing the fair value of the Common Shares.

The Supreme Court:

      (a)   may give directions for, among other things:

            (i) joining as parties all dissenting Shareholders whose Common Shares are not purchased by the Company and for the representation of dissenting Shareholders who, in the opinion of the Supreme Court, are in need of representation;

            (ii) the payment to the dissenting Shareholder of all or part of the sum offered by the Company for his or her Common Shares; and

            (iii) the appointment and payment of independent appraisers, and the procedures to be followed by them; and

      (b)   shall make an order:

            (i) fixing the fair value of the Company's Common Shares held by all dissenting Shareholders who are parties to the Application (which value may be greater or less than the value of the Common Shares that the dissenting Shareholder(s) would otherwise have received);

            (ii) giving judgment in that amount against the Company and in favour of each of those dissenting Shareholders; and

            (iii) fixing the time within  which the Company must pay that amount to any such dissenting Shareholder.

A dissenting Shareholder ceases to have any rights of a Shareholder in respect of the shares for which a written objection has been given, other than the right to receive payment for those shares, upon the earlier of: (a) the amendment to the Company's Restated Articles of Incorporation to increase the authorized number of Common Shares becoming effective; (b) the making of an agreement between the dissenting Shareholder and the Company for the purchase of his or her Common Shares; or (c) the issuance of an order of the Supreme Court as described above. Until one of these foregoing events occurs, the dissenting Shareholder may withdraw his dissent, or the Company may rescind the special resolution approving the amendment to the Company's Restated Articles of Incorporation to increase the authorized number of Common Shares, and in either case the proceedings under the Application will be discontinued.

Section 193 of the Business Corporations Act (Yukon Territory) requires strict adherence to the procedures set forth therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Shareholder who might desire to exercise dissenter's rights should carefully consider and comply with the provisions of that section and consult his legal advisor.

MANAGEMENT OF THE COMPANY RESERVES THE RIGHT TO NOT SUBMIT TO THE  SHAREHOLDERS:
(A) THE SPECIAL RESOLUTION RELATING TO THE AMENDMENT TO THE COMPANY'S RESTATED ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED NUMBER OF COMMON SHARES.

INTEREST OF CERTAIN PERSONS AND OTHERS IN MATTERS TO BE ACTED UPON

Save and except the foregoing, or as disclosed elsewhere in this Proxy Statement and Information Circular, since August 1, 2004, being the commencement of the
Company's last completed fiscal year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

      (a)   any director or senior officer of the Company;

      (b)   any proposed nominee for election as a director of the Company;

      (c) any Shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

      (d)   any associate or affiliate of any of the foregoing persons.

AVAILABLE DOCUMENTS

A COPY OF EACH OF THE FOLLOWING DOCUMENTS IS AVAILABLE ON REQUEST FROM THE CORPORATE SECRETARY OF THE COMPANY AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICE AT #150 - 13151 VANIER PLACE, RICHMOND, BRITISH COLUMBIA, CANADA, V6V 2J1, TELEPHONE (604) 276-9884:

      (1) THE COMPANY'S LATEST ANNUAL REPORT ON FORM 10-KSB FILED UNDER THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, WHICH REPORT HAS ALSO BEEN FILED WITH THE BRITISH COLUMBIA SECURITIES COMMISSION PURSUANT TO SECTION 153 OF THE BRITISH COLUMBIA SECURITIES RULES;

      (2) THE COMPARATIVE FINANCIAL STATEMENTS OF THE COMPANY FOR THE COMPANY'S MOST RECENTLY COMPLETED FISCAL YEAR IN RESPECT OF WHICH SUCH FINANCIAL STATEMENTS HAVE BEEN ISSUED TOGETHER WITH THE ACCOMPANYING REPORT OF THE AUDITORS AND ANY INTERIM FINANCIAL STATEMENTS OF THE COMPANY REQUIRED BY LAW AND ISSUED SUBSEQUENT TO SUCH COMPARATIVE FINANCIAL STATEMENTS; AND

      (3) THE INFORMATION CIRCULAR OF THE COMPANY DATED AS OF NOVEMBER 8, 2004 IN CONNECTION WITH THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS HELD ON DECEMBER 10, 2004.

SUBJECT TO (I) IN THE CASE OF PERSONS WHO ARE NOT SECURITIES HOLDERS OF THE COMPANY, THE PAYMENT OF A REASONABLE CHARGE AND (II) IN ANY EVENT, THAT THE COMPANY MAY REQUIRE PAYMENT OF A REASONABLE CHARGE FOR EXHIBITS TO THE ANNUAL REPORT ON FORM 10-KSB.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Proxy Statement and Information Circular have been approved and the mailing thereof to the Shareholders of the Company has been authorized by the Board of Directors of the Company.

ANNUAL REPORT

The Annual Report to the Shareholders of the Company for the fiscal year ended July 31, 2004, is being mailed to the Shareholders concurrently herewith, but such report is not incorporated into this Proxy Statement and Information Circular and is not deemed to be part of the proxy solicitation materials.

TRANSACTION OF OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters other than those set forth herein and in the Notice of Annual and Extraordinary General Meeting of Shareholders that will come before the Meeting. Should any other matters arise requiring the vote of Shareholders, it is intended that proxies will be voted in respect thereto in accordance with the best judgement of the person or persons voting the proxies.

SHAREHOLDER PROPOSALS FOR THE 2005 ANNUAL MEETING

All proposals of Shareholders intended to be included in the Company's proxy statement and form of proxy relating to the annual meeting of the Company's Shareholders for the year ending July 31, 2005 (the "2004 Annual Meeting") must be received by the Company no later than July 4, 2005 (assuming that the 2005 Annual Meeting is held on a date that is within 30 days from the anniversary date of the Meeting of Shareholders to be held on December 10, 2004). All such proposals must comply with the requirements of Regulation 14A of the Securities Exchange Act of 1934, as amended, and Section 138 of the Business Corporations Act (Yukon Territory) both of which set forth specific requirements and limitations applicable to nominations and proposals at annual meetings of shareholders

For any shareholder proposal that is not submitted for inclusion in the Company's proxy statement and form of proxy relating to the 2005 Annual Meeting pursuant to the processes of Rule 14a-8 of the Securities Exchange Act of 1934, notice of such proposal must be received by the Company no later than June 6, 2005 (assuming that the 2005 Annual Meeting is held on a date that is within 30 days from the date of the Meeting of Shareholders to be held on December 10,
2004); otherwise, the Company's management may exercise, pursuant to Rule 14a-4(c)(1) under the Securities Exchange Act of 1934, discretionary voting authority under proxies it solicits for the 2005 Annual Meeting.

All shareholder proposals, notices and requests should be made in writing and sent via registered, certified or express mail, to the Company's principal offices at Suite #150, 13151 Vanier Place, Richmond, British Columbia, Canada V6V 2J1.

With respect to business to be brought before the 2004 Annual Meeting to be held on December 10, 2004, we have not received any notices from shareholders that we were required to include in this proxy statement.

Please return your proxy as soon as possible. Unless a quorum, consisting of at least one tenth of the outstanding shares entitled to vote, is represented at the meeting no business can be transacted. Therefore, please be sure to date and sign your proxy exactly as your name appears on your stock certificate and return it in the enclosed envelope. Please act promptly to ensure that you will be represented at this important Meeting.

DATED at Richmond, British Columbia this 8th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS


/s/ ROBERT V. RUDMAN
--------------------------------------------
ROBERT V. RUDMAN
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                   EXHIBIT "A"

YUKON
JUSTICE

                            BUSINESS CORPORATIONS ACT
                                  (SECTION 174)

                                                                       FORM 6-01

                       RESTATED ARTICLES OF INCORPORATION

--------------------------------------------------------------------------------
1.    Name of Corporation:
      SMARTIRE SYSTEMS INC.

--------------------------------------------------------------------------------
2. The classes and any number of shares that the Corporation is authorized to issue:
      See attached Schedule "A".

--------------------------------------------------------------------------------
3.    Restrictions, if any, on share transfers:
      N/A

--------------------------------------------------------------------------------
4.    Number (or minimum and maximum number) of directors:
      Minimum of three and a maximum of twenty.

--------------------------------------------------------------------------------
5.    Restrictions, if any, on business the Corporation may carry on:
      The Corporation is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company.

--------------------------------------------------------------------------------
6.    Other provisions if any:
      (a)  Shareholders meetings may be held in Vancouver, British Columbia; and
      (b) The directors may, between annual meetings, appoint one or more additional directors of the Corporation, to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.
--------------------------------------------------------------------------------
The foregoing restated Articles of Incorporation correctly set out without substantive change the corresponding provisions of the Articles of Incorporation as amended and supersede the original Articles of Incorporation.

--------------------------------------------------------------------------------
7. Date                 Signature               Title



--------------------------------------------------------------------------------

                                  SCHEDULE "A"

                       TO THE ARTICLES OF INCORPORATION OF

                              SMARTIRE SYSTEMS INC.

The Corporation is authorized to issue an unlimited number of common shares without par value and 100,000 Preferred Shares without par value, which have the following rights and conditions:

COMMON SHARES

The holders of the common shares shall be entitled:

(a) To vote at all meetings of shareholders of the Corporation except meetings at which only holders of a specified class of shares are entitled to vote;

(b) To receive, subject to the rights of the holders of another class of shares, any dividend declared by the Corporation; and

(c) To receive, subject to the rights of the holders of another class of shares, the remaining property of the Corporation on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

PREFERRED SHARES ISSUABLE IN SERIES

The Preferred Shares of the Corporation shall have the rights and shall be subject to the restrictions, conditions and limitations as follows:

(a)   The Corporation may issue Preferred Shares in one or more series;

(b)   The  directors may by  resolution  authorize  Articles of Amendment of the
      Corporation   fixing  the  number  of  shares  in,  and   determining  the
      designation of the shares of, each series of Preferred Shares;

(c)   The  directors may by  resolution  authorize  Articles of Amendment of the
      Corporation   creating,   defining  and  attaching   special   rights  and
      restrictions to the shares of each series.

                                   EXHIBIT "B"

                        2004 STOCK INCENTIVE PLAN (U.S.)

1.    PURPOSE

The purpose of this 2004 U.S. Stock Incentive Plan of SmarTire Systems Inc. (the "Company") is to advance the interests of the Company by encouraging Eligible Employees (as herein defined) to acquire shares of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnish them with additional incentive in their efforts of the Company in the conduct of their affairs.

This Plan is specifically designed for Eligible Employees of the Company who are residents of the United States and/or subject to taxation in the United States, although Awards under this Plan may be issued to other Eligible Employees.

2.    DEFINITIONS

As used herein, the following definitions shall apply:

      (a) "Administrator" means the Board or a Committee of the Board duly appointed by the Board as the Administrator hereof;

      (b) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

      (c) "Applicable Laws" means the legal requirements relating to the administration of stock incentive plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to Awards granted to residents therein.

      (d) "Award" means the grant of an Option, SAR, Restricted Stock or other right or benefit under the Plan.

      (e) "Award Agreement" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

      (f)   "Board" means the Board of Directors of the Company.

      (g) "Cause" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Service, that such termination is for `Cause' as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's:

            (i) refusal or failure to act in accordance with any specific, lawful direction or order of the Company or a Related Entity;

            (ii) unfitness or unavailability for service or unsatisfactory performance (other than as a result of Disability);

            (iii) performance  of any act or failure  to perform  any act in bad faith and to the detriment of the Company or a Related Entity;

            (iv) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or

            (v) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

      (h) "Change in Control" means a change in ownership or control of the Company effected through either of the following transactions:

            (i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such shareholders accept, or

            (ii)  a change  in the  composition  of the  Board  over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

      (i)   "Code" means the U.S. Internal Revenue Code of 1986, as amended.

      (j) "Committee" means any committee appointed by the Board to administer the Plan.

      (k)   "Common Stock" means the common stock of the Company.

      (l)   "Company" means SmarTire Systems Inc., a Yukon Territory company.

      (m) "Consultant" means any person (other than an Employee or, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

      (n) "Continuing Directors" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

      (o) "Continuous Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant, is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers between locations of the Company or among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract.

      (p)   "Corporate Transaction" means any of the following transactions:

            (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is organized;

            (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations) in connection with the complete liquidation or dissolution of the Company; or

            (iii) any  reverse  merger in which  the  Company  is the  surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger.

      (q) "Covered Employee" means an Employee who is a "covered employee" under Section 162(m)(3) of the Code.

      (r) "Director" means a member of the Board or the board of directors of any Related Entity.

      (s) "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

      (t) "Eligible Employee" means any person who is an Officer, a Director, an Employee or a Consultant.

      (u) "Employee" means any person, including an Officer or Director, who is a full-time or part-time employee of the Company or any Related Entity.

      (v) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

      (w) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

            (i) Where there exists a public market for the Common Stock, the Fair Market Value shall be (A) the closing price for a Share for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Administrator to be the primary market for the Common Stock or the Nasdaq National Market, whichever is applicable or (B) if the Common Stock is not traded on any such exchange or national market system, the average of the closing bid and asked prices of a Share on the Nasdaq Small Cap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

            (ii) In the absence of an established market for the Common Stock of the type described in paragraph 2.(w)(i), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

      (x) "Grantee" means an Eligible Employee who receives an Award pursuant to an Award Agreement under the Plan.

      (y)   "Incentive  Stock  Option"  means an Option  within  the  meaning of
            Section 422 of the Code.

      (z)   "Insider" means:

            (i)   a Director or Senior Officer of the Company;

            (ii) a Director or Senior Officer of a person that is itself an Insider or Subsidiary of the Company;

            (iii) a person that has:

                  A.    direct or indirect beneficial ownership of,

                  B.    control or direction over, or

                  C. a combination of direct or indirect beneficial ownership of and control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution, or

            (iv) the Company itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.

      (aa) "Non-Qualified Stock Option" means an Option which is not an Incentive Stock Option.

      (bb) "Officer" means a person who is an officer, including a Senior Officer, of the Company or a Related Entity within the meaning of
            Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

      (cc) "Option" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

      (dd) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

      (ee) "Performance - Based Compensation" means compensation qualifying as "performance-based compensation" under Section 162(m) of the Code.

      (ff) "Performance Shares" means Shares or an Award denominated in Shares which may be earned in whole or in part upon attainment of performance criteria established by the Administrator.

      (gg) "Performance Units" means an Award which may be earned in whole or in part upon attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

      (hh)  "Plan" means this 2004 Stock Incentive Plan.

      (ii) "Related Entity" means any Parent, Subsidiary and any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly.

      (jj) "Restricted Stock" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

      (kk) "SAR" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

      (ll)  "Senior Officer" means:

            (i)   the  chair  or vice  chair  of the  Board,  the  president,  a
                  vice-president,   the  secretary,  or  the  treasurer  of  the
                  Company;

            (ii) any individual who performs functions for a person similar to those normally performed by an individual occupying any office specified in paragraph 2.(ll)(i) above, and

            (iii) the five (5) highest paid employees of the Company,  including any individual referred to in paragraph 2.(ll)(i) or 2.(ll)(ii) and excluding a commissioned salesperson who does not act in a managerial capacity.

      (mm)  "Share" means a share of the Common Stock.

      (nn) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

      (oo) "Related Entity Disposition" means the sale, distribution or other disposition by the Company of all or substantially all of the Company's interests in any Related Entity effected by a sale, merger or consolidation or other transaction involving that Related Entity or the sale of all or substantially all of the assets of that Related Entity.

3.    STOCK SUBJECT TO THE PLAN

Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Options) is Three million (3,000,000) Shares. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock. Any Shares covered by an Award (or portion of an Award) which is forfeited or cancelled, expires or is settled in cash, shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if Shares are forfeited or repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

No Insider of the Company is eligible to receive an Award where:

      (a) Insiders are not Directors or Senior Officers of the Company and receiving Options as Consultants of the Company;

      (b) any Award, together with all of the Company's other previously established or proposed Awards could result at any time in:

            (i) the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the outstanding issue of Common Stock; or

            (ii) the issuance to Insiders, within a one year period of a number of Shares exceeding 10% of the outstanding issue of the Common Stock;

provided, however, that this restriction on the eligibility of Insiders to receive an Award will cease to apply if it is no longer required under any Applicable Laws.

4.    ADMINISTRATION

      (a)   Plan Administrator

            (i) Administration with Respect to Eligible Employees. With respect to grants of Awards to Eligible Employees, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

            (ii) Administration With Respect to Covered Employees. Notwithstanding the foregoing, grants of Awards to any Covered Employee intended to qualify as Performance-Based Compensation shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or more Directors eligible to serve on a committee making Awards qualifying as Performance-Based Compensation. In the case of such Awards granted to Covered Employees, references to the "Administrator" or to a "Committee" shall be deemed to be references to such Committee or subcommittee.

            (iii) Administration  Errors.  In the event an Award is granted in a manner inconsistent with the provisions of this subsection 4.(a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

      (b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

            (i) to select the Eligible Employees to whom Awards may be granted from time to time hereunder;

            (ii) to determine whether and to what extent Awards are granted hereunder;

            (iii) to  determine  the  number of  Shares  or the  amount of other consideration to be covered by each Award granted hereunder;

            (iv)  to approve forms of Award Agreements for use under the Plan;

            (v) to determine the terms and conditions of any Award granted hereunder;

            (vi) to amend the terms of any outstanding Award granted under the Plan, including a reduction in the exercise price (or base amount on which appreciation is measured) of any Award to reflect a reduction in the Fair Market Value of the Common Stock since the grant date of the Award, provided that any amendment that would adversely affect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent;

            (vii) the Administrator shall have the right to suspend the right of a holder to exercise all or part of a stock option for any reason that the Administrator considers in the best interest of the Company;

           (viii) to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions and to afford Grantees favourable treatment under such laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

            (ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

      (c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be conclusive and binding on all persons.

5.    ELIGIBILITY

Options and Awards other than Options may be granted to Eligible Employees. An Eligible Employee who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6.    TERMS AND CONDITIONS OF AWARDS

      (a) Type of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Eligible Employee that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) an Option, (iii) a SAR or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or (iv) any other security with the value derived from the value of the Shares. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Stock, Performance Units or Performance Shares, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

      (b) Designation of Award. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000 such excess
            Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non-Qualified Stock Options. For this purpose, Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the date the Option with respect to such Shares is granted.

      (c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, increase in share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by the Administrator. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

      (d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

      (e) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

      (f) Award Exchange Programs. The Administrator may establish one or more programs under the Plan to permit selected Grantees to exchange an Award under the Plan for one or more other types of Awards under the Plan on such terms and conditions as determined by the Administrator from time to time.

      (g) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

      (h) Individual Option and SAR Limit. The maximum number of Shares with respect to which Options and SARs may be granted to any Employee in any fiscal year of the Company shall be five percent (5%) of the outstanding Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below.

      (i) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Eligible Employee to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favour of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

      (j) Term of Award. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Option shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

      (k) Transferability of Awards. Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee; provided, however, that the Grantee may designate a beneficiary of the Grantee's Option in the event of the Grantee's death on a beneficiary designation form provided by the Administrator. Other Awards shall be transferable to the extent provided in the Award Agreement.

      (l) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator. Notice of the grant determination shall be given to each Employee, Director or Consultant to whom an Award is so granted within a reasonable time after the date of such grant.

7.    AWARD EXERCISE OR PURCHASE PRICE, CONSIDERATION, TAXES AND RELOAD OPTIONS

      (a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be as follows:

            (i)   In the case of an Incentive Stock Option:

                  A. granted to an Eligible Employee who, at the time of the grant of such Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be not less than hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

                  B. granted to any Eligible Employee other than an Eligible Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

            (ii) In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant unless otherwise determined by the Administrator.

            (iii) In the case of Awards intended to qualify as Performance-Based
                  Compensation, the exercise or purchase price, if any, shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

            (iv) In the case of other Awards, such price as is determined by the Administrator.

      (b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

            (i)   cash;

            (ii)  check;

            (iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require (including withholding of Shares otherwise deliverable upon exercise of the Award) which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised (but only to the extent that such exercise of the Award would not result in an accounting compensation charge with respect to the Shares used to pay the exercise price unless otherwise determined by the Administrator); or

            (iv)  any combination of the foregoing methods of payment.

      (c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any foreign, federal, state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Option. Upon exercise of an Award, the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

      (d) Reload Options. In the event the exercise price or tax withholding of an Option is satisfied by the Company or the Grantee's employer withholding Shares otherwise deliverable to the Grantee, the Administrator may issue the Grantee an additional Option, with terms identical to the Award Agreement under which the Option was exercised, but at an exercise price as determined by the Administrator in accordance with the Plan.

8.    EXERCISE OF AWARD

      (a)   Procedure for Exercise; Rights as a Shareholder.

            (i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

            (ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is received by the Company. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to Shares subject to an Award, notwithstanding the exercise of an Option or other Award. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Award. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in the Award Agreement or Section 10, below.

      (b)   Exercise of Award Following Termination of Continuous Service.

            (i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Service only to the extent provided in the Award Agreement.

            (ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

            (iii) Any  Award  designated  as an  Incentive  Stock  Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

      (c) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares, an Award previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Grantee at the time that such offer is made.

9.    CONDITIONS UPON ISSUANCE OF SHARES

      (a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

      (b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10.   ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, as well as any other terms that the
Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other reorganization transaction with respect to Common Stock to which Section 424(a) of the Code applies; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11.   CORPORATE TRANSACTIONS/CHANGES IN CONTROL/RELATED ENTITY DISPOSITIONS

Except as may be provided in an Award Agreement:

      (a) The Administrator shall have the authority, exercisable either in advance of any actual or anticipated Corporate Transaction, Change in Control or Related Entity Disposition or at the time of an actual Corporate Transaction, Change in Control or Related Entity Disposition and exercisable at the time of the grant of an Award under the Plan or any time while an Award remains outstanding, to provide for the full automatic vesting and exercisability of one or more outstanding unvested Awards under the Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a Corporate Transaction, Change in Control or Related Entity Disposition, on such terms and conditions as the Administrator may specify. The Administrator also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the Continuous Service of the Grantee within a specified period following the effective date of the Corporate Transaction, Change in Control or Related Entity Disposition. The Administrator may provide that any Awards so vested or released from such limitations in connection with a Change in Control or Related Entity Disposition, shall remain fully exercisable until the expiration or sooner termination of the Award. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate unless assumed by the successor company or its parent.

      (b) The portion of any Option accelerated under this Section 11 in connection with a Corporate Transaction, Change in Control or Related Entity Disposition shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the accelerated excess portion of such Option shall be exercisable as a Non-Qualified Stock Option.

12.   EFFECTIVE DATE AND TERM OF PLAN

      (a) The Plan shall become effective upon its adoption by the Board of Directors of the Company. It shall continue in effect for a term of ten (10) years unless sooner terminated. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

      (b) Any Incentive Stock Options granted by the Administrator prior to the ratification of this Plan by the shareholders of the Company shall be granted subject to approval of this Plan by the holders of a majority of the Company's outstanding voting shares, voting either in person or by proxy at a duly held shareholders' meeting within twelve (12) months before or after its adoption by the Board of Directors of the Company. If such shareholder approval is not sought, or is sought and is not obtained, all Incentive Stock Options granted prior thereto and thereafter shall be considered Non-Qualified Stock Options and any Incentive Stock Options granted to Employees will not be eligible for the exclusion set forth in
            Section 162(m) of the Code with respect to the deductibility by the Company of certain compensation.

13.   AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

      (a) The Board may at any time amend, suspend or terminate the Plan. To the extent necessary to comply with Applicable Laws, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required.

      (b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

      (c) Any amendment, suspension or termination of the Plan (including termination of the Plan under Section 13(a), above) shall not affect Awards already granted, and such Awards shall remain in full force and effect as if the Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

14.   RESERVATION OF SHARES

      (a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

         (b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15.   NO EFFECT ON TERMS OF EMPLOYMENT/CONSULTING RELATIONSHIP

The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the Company's right to terminate the Grantee's Continuous Service at any time, with or without cause.

16.   NO EFFECT ON RETIREMENT AND OTHER BENEFIT PLANS

Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement-Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

17.   GOVERNING LAW

The Plan shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein; provided, however, that any Award Agreement may provide by its terms that it shall be governed by the laws of any other jurisdiction as may be deemed appropriate by the parties thereto.

                                   EXHIBIT "C"

                             AUDIT COMMITTEE CHARTER
Organization

There shall be a committee of the Board of Directors to be known as the Audit Committee. The Audit Committee shall be composed of a majority of directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as a committee member.

Statement of Policy

The Audit Committee shall provide assistance to the Company's directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate internal controls and accounting, internal and financial reporting practices of the Company, and the quality and integrity of the financial reports of the Company. In so doing, it is the responsibility of the Audit Committee to maintain free and open means of communication between the directors, the independent auditors, and the financial management of the Company.

Responsibilities

In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the Audit Committee will:

      o Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company and its divisions and subsidiaries as required.

      o Meet with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

      o Review with the independent auditors, and the Company's financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the Committee periodically should review Company policy statements to determine their adherence to the code of conduct.

      o Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

      o Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the Company's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

      o Review accounting and financial human resources and succession planning within the Company.

      o Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors.

      o Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

      o Review accounting practices and policies and any changes or proposed changes to such practices and policies to determine appropriateness, conformity to GAAP and compliance with the laws and regulations.

      o Review drafts of all financial statements and management discussion and analysis section of all regulatory filings before submission to the Board.

      o Review compliance with applicable laws, regulations and guidelines related to financial reporting.

      o Pre-approve all services provided by the Company's independent auditor